3Q 2013 Banco Santander Chile Earnings Report

Santander
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CONTACT INFORMATION Robert Moreno Manager, Investor Relations Department Banco Santander Chile Bandera 140, 19th floor	Santiago, Chile Tel: (562) 2320-8284 Fax: (562) 2671-6554 Email: rmorenoh@santander.cl Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income up 17.8% QoQ. ROE reaches 18.6% in 3Q13

Net income in the nine-month period ended September 30, 2013 totaled Ch$267,944 million (Ch$1.42 per share and US$1.13/ADR). In 3Q13, Net income attributable to shareholders totaled Ch$101,173 million (Ch$0.54 per share and US$0.43/ADR), increasing 17.8% compared to 2Q13 (from now on QoQ) and 99.8% compared to 3Q12 (from now on YoY). Solid loan and core deposits growth and a higher net interest margin boosted earnings in the quarter. The Bank’s ROE in the quarter reached 18.6%.

Loan growth continues to accelerate in the segments the Bank targeted for growth

In 3Q13, total loans and account receivables increased 2.8% QoQ (an annualized rate of 11%) and 9.8% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting: high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 3.1% QoQ and 14.4% YoY. This is in line with the Bank’s strategy of expanding loan volumes with a focus on increasing spreads, net of provisions. In the quarter, the Bank focused on expanding its consumer loan portfolio in higher income segments, while remaining more selective in the mass consumer market and mortgages. Loans to high-income individuals increased 3.7% QoQ and 12.4% YoY.

* Targeted markets: High-income individuals, SMEs and Middle-market

Improved funding mix and strong growth of core deposits

Total deposits grew 2.3% QoQ and 6.1% YoY. In the quarter, the Bank’s funding strategy continued to focus on increasing core deposits (demand and time deposits from our retail and corporate clients), while lowering deposits from more expensive institutional sources. Core deposits expanded 4.2% QoQ and 18.0% YoY. Core deposits represent 85% of the Bank’s total deposit base. Among core deposits, the bulk of growth came from individuals, which expanded 3.5% QoQ, and 21.8% YoY.

* Core deposits: demand and time deposits from our retail and corporate clients

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	2

Net interest income up 15.7% QoQ. Net interest margin reaches 5.3% in 3Q13

In 3Q13, Net interest income increased 15.7% QoQ and 20.5% YoY. Loan growth, a better funding mix and higher inflation rates drove this rise in net interest income. The net interest margin (NIM) in 3Q13 reached 5.3% compared to 4.7% in both 2Q13 and 3Q12. In 3Q13, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.04% compared to -0.07% in 2Q13 and -0.16% in 3Q12. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation.

Non performing loans ratio down 10 bp. in 3Q13. One-time events in commercial lending increases provision expense

The Bank’s non-performing loan (NPLs) ratio fell from 3.1% in 2Q13 to 3.0% in 3Q13 and the risk index remained stable at 2.9%. Total coverage of NPLs in 3Q13 reached 94.8% compared to 91.3% in 2Q13 and 98.3% in 3Q12. Excluding residential mortgage loans that have a lower coverage ratio due to the value of residential property collateral, the coverage ratio increased to 118% in 3Q13. Asset quality in consumer lending continues to improve. Consumer NPLs decreased 11.0% QoQ and 25.6% YoY. The coverage of consumer NPLs reached 339.6% in 3Q13.

Net provision for loan losses in the quarter increased 11.3% QoQ and decreased 19.2% YoY. The cost of credit reached 1.9% in 3Q13. Net provision expense in consumer loans decreased 4.2% QoQ and 46.4% YoY. This was offset by the 39.7% QoQ and 38.6% YoY rise in net provision expense in commercial loans. This increase was mainly due to: (i) the Bank lowered the risk rating of various clients in the middle-market segment, which signified approximately Ch$4 billion in higher provisions; (ii) stronger loan growth that led to higher loan loss provisions as the Bank’s internal provisioning models recognize provisions when a loan is granted.

* Cost of credit is quarterly provision expense annualized over average loans

Efficiency ratio improves to 39.8% in 3Q13. Cost growth flat QoQ

Operating expenses in 3Q13 increased 0.6% QoQ as the Bank continues to wrap up its investment program in the Transformation Project. The efficiency ratio reached 39.8% in 3Q13 compared to 42.5% in 2Q13 and 41.9% in 3Q12.

Core capital ratio reaches 10.4% in 3Q13

Shareholders’ equity totaled Ch$2,213,114 million (US$4.4 billion) as of September 30, 2013. The core capital ratio reached 10.4% as of September 30, 2013. The Bank’s BIS ratio reached 13.0% at the same date.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	3

Banco Santander Chile: Summary of Quarterly Results1

	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Net interest income	287,605	248,667	238,731	20.5%	15.7%
Fee income	54,931	58,144	63,403	(13.4)%	(5.5)%
Core revenues	342,536	306,811	302,134	13.4%	11.6%
Financial transactions, net	27,615	33,253	19,222	43.7%	(17.0)%
Provision expense	(96,479)	(86,655)	(119,459)	(19.2)%	11.3%
Operating expenses	(142,881)	(141,964)	(133,294)	7.2%	0.6%
Operating income, net of provisions and costs	130,791	111,445	68,603	90.6%	17.4%
Other operating & Non-op. Income	(29,618)	(25,553)	(17,960)	64.9%	15.9%
Net income attributable to shareholders	101,173	85,892	50,643	99.8%	17.8%
Earnings per share (Ch$)	0.54	0.46	0.27	99.8%	17.8%
Earnings per ADR (US$)[1]	0.43	0.36	0.23	86.9%	18.0%
Total loans	20,323,264	19,772,361	18,503,174	9.8%	2.8%
Deposits	14,947,496	14,615,036	14,088,770	6.1%	2.3%
Shareholders’ equity	2,213,114	2,136,835	2,057,294	7.6%	3.6%
Net interest margin	5.3%	4.7%	4.7%
Efficiency ratio	39.8%	42.5%	41.9%
Return on average equity[2]	18.6%	16.1%	9.9%
NPL / Total loans[3]	3.0%	3.1%	3.0%
Coverage NPLs	94.8%	91.3%	98.3%
Risk index[4]	2.9%	2.9%	3.0%
Cost of credit[5]	1.9%	1.8%	2.6%
Core capital ratio	10.4%	10.2%	10.6%
BIS ratio	13.0%	12.9%	13.9%
Branches	488	485	496
ATMs	1,915	1,972	1,966
Employees	11,626	11,558	11,692
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$502.97 per US$ as of Sept. 30, 2013.
2.	Annualized quarterly net income attributable to shareholders / Average equity attributable to shareholders in the quarter.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Cost of credit: Provision expenses annualized divided by total loans.

1. In the quarter, the Bank reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable. (Please see Annex 3 for a complete proforma income statement).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	4

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loan and accounts receivable from customers growth continues to accelerate in the segments the Bank has targeted for growth

Loans	Quarter ended,			% Change
(Ch$ million)	Sep-13	Jun-13	Sep-12	Sep. 13 / 12	Sep. / June 2013

Total loans to individuals[1]	10,109,173	9,887,878	9,613,857	5.2%	2.2%
Consumer loans	3,423,558	3,266,648	3,039,998	12.6%	4.8%
Residential mortgage loans	5,465,600	5,355,978	5,208,217	4.9%	2.0%
SMEs	3,168,804	3,066,396	2,745,928	15.4%	3.3%
Institutional lending	360,276	385,782	355,119	1.5%	(6.6)%
Companies	4,541,825	4,444,673	3,918,713	15.9%	2.2%
Corporate	2,153,343	1,992,933	1,874,749	14.9%	8.0%
Total loans [2]	20,323,264	19,772,361	18,503,174	9.8%	2.8%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

In 3Q13, total loans increased 2.8% QoQ (an annualized rate of 11%) and 9.8% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting: high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 3.1% QoQ and 14.4% YoY. This is in line with the Bank’s strategy of expanding loan volumes with a focus on increasing spreads, net of provisions.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased 2.2% QoQ and 5.1% YoY in 3Q13. In the quarter, the Bank focused on expanding its consumer loan portfolio in higher income segments, while remaining more selective in the mass consumer market and mortgages. By products, total consumer loans increased 4.8% QoQ and 12.6% YoY. Residential mortgage loans expanded 2.0% QoQ and 4.9% YoY. By sub-segments, loans to high-income individuals led growth and increased 3.7% QoQ and 12.4% YoY.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	5

Loans to individuals in Santander Banefe began to grow again. Total loans in Banefe increased 1.8% QoQ and decreased 0.5% YoY. Our strategy to improve profitability in the lower income segments levels is beginning to show results. We are growing with a more efficient network and a less riskier client base (See Provision Expense).

Lending to SMEs, (defined as companies that sell less than Ch$1,200 million per year), one of the Bank’s most profitable business segment, expanded 3.3% QoQ and 15.6% YoY, reflecting the Bank’s consistent focus on this segment despite the higher credit risk. Growth continues to be focused among SME loans backed by state guarantees.

In 3Q13, the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year) loans increased 2.2% QoQ and 16.3% YoY. This segment continues to show healthy loan demand given the relatively high investment rate seen in the Chilean economy. This segment is also generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in core deposits.

In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans increased 8.0% QoQ and 14.0% YoY. The Bank’s non-lending business in this segment, especially cash management services, continues to thrive. This in many instances also results in an increase in lending to these clients. Moreover, the rise in external funding cost for companies throughout 2013 has resulted in higher local demand for short-term lending from corporates.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	6

FUNDING

Improved funding mix, with strong growth of core deposits

Funding	Quarter ended,			% Change
(Ch$ million)	Sep-13	Jun-13	Sep-12	Sep. 13 / 12	Sep. / June 2013
Deposits and other demand liabilities	5,257,128	5,188,708	4,601,160	14.3%	1.3%
Time deposits and other time liabilities	9,690,368	9,426,328	9,487,610	2.1%	2.8%
Total deposits	14,947,496	14,615,036	14,088,770	6.1%	2.3%
Loans to deposits[1]	104.2%	103.3%	98.7%

1. (Loans - marketable securities that fund mortgage loans) / (Time deposits + demand deposits).

Total deposits grew 2.3% QoQ and 6.1% YoY. In the quarter, the Bank’s funding strategy continued to be focused on increasing core deposits, while lowering deposits from more expensive short-term institutional sources. Core deposits (demand and time deposits from our retail and corporate clients) expanded 4.2% QoQ and 18.0% YoY. Among core deposits, the bulk of growth came from individuals. These deposits from individuals increased 3.5% QoQ, and 21.8% YoY. Core deposits now represent 85% of the Bank’s total deposit base. This was partially offset by lower deposits from institutional sources such as pension funds, mutual funds and insurance companies. Non-interest bearing demand deposits increased 1.3% QoQ and 14.3% YoY. As the Central Bank continues to cut interest rates, our focus on core deposits should help support net interest margins. Core deposits tend to be cheaper than institutional deposits and generally have a shorter contractual duration. Therefore, as rates decline, our interest bearing liabilities will re-price quicker than our interest earning assets.

Update regarding the sale of Santander Asset Management

On May 30, it was reported that Banco Santander Chile had received from Banco Santander SA, an offer to purchase all of the shares of its subsidiary Santander Asset Management. A new holding company, composed of Santander, Warburg Pincus and General Atlantic, will concentrate the stakes of the Group's subsidiaries in each of the countries in which Santander is present in the Asset Management business. The main goal of this transformation is to enhance the quality and variety of asset management products to be marketed by Banco Santander, a global management focused on value-added products and close and collaborative relationship with various distribution networks. The Bank will continue to focus on its strength in this business, which is the distribution of mutual funds.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	7

On September 16, we received reports commissioned by the Bank's Board and Audit Committee of Directors and independent evaluators to Ernst & Young and Claro y Associates, respectively regarding the fairness of this transaction. On September 23, the individual opinion of each Board member was published. These reports are available to the shareholders at www.santander.cl section "Accionistas" in Spanish and “Investor Relations” in English. The direct links are the following:

http://phx.corporate-ir.net/phoenix.zhtml?c=71614&p=irol-sec

http://www.santander.cl/accionistas/santander_administradora_general_de_fondos.asp

Our asset management subsidiary was valued at Ch$130 billion and the transaction would generate a one-time gain of Ch$77 billion for the Bank. This one-time gain will only be booked once shareholders approve the transaction in an extraordinary shareholders meeting, the date of which has not been determined. This offer also contains a contractual agreement for the brokerage of asset management services between the Bank and the Asset Management business, for a period of 20 years maximum, which is also reviewed by the Board members and the independent consultants. The Bank’s Board and management have not determined the use of proceeds. The one-time gain may be used to strengthen the Bank’s balance sheet.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	8

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital ratio reaches 10.4% in 3Q13

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Sep-13	Jun-13	Sep-12	Sep. 13 / 12	Sep. / June 2013
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,130,962	1,130,962	975,460	15.9%	0.0%
Accumulated other comprehensive income	3,288	(2,170)	(1,828)	(279.9)%	(251.5)%
Retained Earnings:	187,561	116,740	192,364	(2.5)%	60.7%
Retained earnings from prior years	-	-	-	—%	—%
Income for the period	267,944	166,771	274,806	(2.5)%	60.7%
Provision for mandatory dividend	(80,383)	(50,031)	(82,442)	(2.5)%	60.7%
Equity attributable to shareholders	2,213,114	2,136,835	2,057,299	7.6%	3.6%
Non-controlling interest	27,388	27,469	33,485	(18.2)%	(0.3)%
Total Equity	2,240,502	2,164,304	2,090,784	7.2%	3.5%
Quarterly ROAE	18.6%	16.1%	9.9%

Shareholders’ equity totaled Ch$2,213,114 million (US$4.4 billion) as of September 30, 2013. The ROAE in the quarter reached 18.6%. The core capital ratio reached 10.4% as of September 30, 2013. The Bank’s BIS ratio reached 13.0% at the same date. Chilean regulations only permit the inclusion of voting common shareholders’ equity as Tier I capital.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Sep-13	Jun-13	Sep-12*	Sep. 13 / 12	Sep. / June 2013
Tier I (Core Capital)	2,213,114	2,136,835	2,058,231	7.5%	3.6%
Tier II	564,191	561,047	642,650	(12.2)%	0.6%
Regulatory capital	2,777,305	2,697,882	2,700,881	2.8%	2.9%
Risk weighted assets	21,334,180	20,959,977	19,479,092	9.5%	1.8%
Tier I (Core capital) ratio	10.4%	10.2%	10.6%
BIS ratio	13.0%	12.9%	13.9%

* Calculated based on financials published in 2012 and does not include accounting change introduced in 2013 as this modification is not meaningful.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	9

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Net interest income up 15.7% QoQ. Net interest margin reaches 5.3% in 3Q13

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Client net interest income[1]	282,518	280,722	274,076	3.1%	0.6%
Non-client net interest income[2]	5,087	(32,055)	(35,345)	nm	nm
Net interest income	287,605	248,667	238,731	20.5%	15.7%
Average interest-earning assets	21,799,660	21,215,426	20,410,407	6.8%	2.8%
Average loans	20,047,191	19,384,881	18,546,119	8.1%	3.4%
Interest earning asset yield[3]	9.5%	7.8%	8.0%
Cost of funds[4]	4.5%	3.2%	3.4%
Client net interest margin[5]	5.6%	5.8%	5.9%
Net interest margin (NIM)[6]	5.3%	4.7%	4.7%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	33.7%	34.7%	32.5%
Quarterly inflation rate[7]	1.04%	(0.07)%	(0.16)%
Central Bank reference rate	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.25%	2.38%	2.42%
1.	Client net interest income is mainly net interest income from the from all client activities such as loans and deposits minus the internal transfer rate. See footnote 2 at the end of this page.
2.	Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 2.
3.	Interest income divided by interest earning assets.
4.	Interest expense divided by interest bearing liabilities + demand deposits.
5.	Client net interest income annualized divided by average loans.
6.	Net interest income divided by average interest earning assets annualized.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q13, Net interest income increased 15.7% QoQ and 20.5% YoY. Loan growth, a better funding mix and higher inflation rates drove this rise in net interest income. The Net interest margin (NIM) in 3Q13 reached 5.3% compared to 4.7% in both 2Q13 and 3Q12. In order to improve the explanation of margins, we have divided the analysis of net interest income between client interest income2 and non-client net interest income.

2 Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

Client net interest income. In 3Q13, client net interest income increased 0.6% QoQ and 3.1% YoY, driven mainly by loan growth. Average loans increased 2.8% QoQ and 6.8% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.6% in 3Q13 compared to 5.8% in 2Q13 and 5.9% in 3Q12. The lower client margin in the quarter was mainly due to the higher growth of Corporate loans and lower growth in the low-end of the consumer market. Additionally, a key strategic objective of the Bank is to gradually achieve a higher client margin, net of provision expenses by focusing growth in the middle-market, SMEs and the high end of the consumer market even though this could result in lower gross client margins. In consumer lending, the gross spread has declined from 15.6% in 3Q12 to 13.6% in 3Q13, but the spread net of risk has increased from 7.4% to 8.2% in the same period.

Non-client net interest income. The volatility of our total net interest margin and income is mainly due to the quarterly fluctuations of inflation. In 3Q13, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.04% compared to -0.07% in 2Q13 and -0.16% in 3Q12. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. The gap between assets and liabilities indexed to the UF averaged approximately Ch$3.4 trillion (US$6.8 billion) in 3Q13. This signifies that for every 100 basis point change in inflation, our net interest income increases or decrease by Ch$34 billion, all other factors equal. Therefore, the rise in inflation largely explains the increase in non-client net interest income in 3Q13 compared to both 2Q13 and 3Q12.

For the remainder of 2013 and 2014, the evolution of margins should reflect various factors. First, we expect UF inflation to normalize at a quarterly rate of approximately 0.7% per quarter with seasonal fluctuations. In addition, the Central Bank reduced interest rates by 25 basis points to 4.75%. As the Central Bank continues to cuts rates, our focus on core deposits should help support net interest margins. Core deposits tend to be cheaper than institutional deposits and generally have a shorter contractual duration. Therefore, as rates decline, our interest bearing liabilities will re-price quicker than our interest earning assets.

The Chilean Congress continues to discuss regulations regarding the formula in which maximum rates are calculated. This may have a negative impact on margins even though there is no clarity as to when this legislation will be approved. To counterbalance this we expect: (1) healthier loan growth both in terms of volumes and margins, post provision expense and, (2) an improved funding mix via healthy growth of core deposits. We estimate that the impact the change in maximum rate could have on our net interest margins could be approximately 15 basis points of less net interest margin in 2014. This estimate is subject to further revisions once Congress finally approves this law.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Non-performing loans ratio improves 10bp in 3Q13. One-time events in commercial lending increases provisions

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Gross provisions	(61,943)	(51,159)	(84,858)	(27.0)%	21.1%
Charge-offs[1]	(48,722)	(49,853)	(44,350)	9.9%	(2.3)%
Gross provisions and charge-offs	(110,665)	(101,012)	(129,208)	(14.4)%	9.6%
Loan loss recoveries	14,186	14,357	9,749	45.5%	(1.2)%
Net provisions for loan losses	(96,479)	(86,655)	(119,459)	(19.2)%	11.3%
Total loans[2]	20,323,264	19,772,361	18,503,174	9.8%	2.8%
Total reserves (RLL)	586,416	564,994	552,138	6.2%	3.8%
Non-performing loans[3] (NPLs)	618,419	618,917	561,730	10.1%	(0.1)%
NPLs commercial loans	383,024	369,280	307,658	24.5%	3.7%
NPLs residential mortgage loans	157,885	162,589	149,936	5.3%	(2.9)%
NPLs consumer loans	77,510	87,048	104,136	(25.6)%	(11.0)%
Cost of credit[4]	1.9%	1.8%	2.6%
Risk index[5] (RLL / Total loans)	2.9%	2.9%	3.0%
NPL / Total loans	3.0%	3.1%	3.0%
NPL / Commercial loans	3.3%	3.3%	3.0%
NPL / Residential mortgage loans	2.9%	3.0%	2.9%
NPL / Consumer loans	2.3%	2.7%	3.4%
Coverage of NPLs[6]	94.8%	91.3%	98.3%
Coverage of NPLs ex-mortgage[7]	117.9%	114.7%	125.2%
Coverage of commercial NPLs	73.1%	72.4%	80.0%
Coverage of residential mortgage NPLs	27.4%	25.5%	24.5%
Coverage of consumer NPLs	339.6%	294.2%	258.6%

1.	Charge-offs correspond to the direct charge-offs and are net of the reversal of provisions already established on charged-off loan
2.	Excludes interbank loans.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Cost of credit: Quarterly provision expense annualized divided by average loans
5.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
6.	Loan loss allowances / NPLs.
7.	Loan loss allowance of commercial + consumer loans divided by NPLs of commercial and consumer loans

The Bank’s non-performing loan (NPLs) ratio fell from 3.1% in 2Q13 to 3.0% in 3Q13 and the risk index remained stable at 2.9%. Total coverage of NPLs in 3Q13 reached 94.8% compared to 91.3% in 2Q13 and 98.3% in 3Q12.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	12
email: rmorenoh@santander.cl

Excluding residential mortgage loans that have a lower coverage ratio due to the value of residential property collateral, the coverage ratio improved to 118% in 3Q13 compared to 113% in 2Q13. Consumer NPLs decreased 11.0% QoQ and 25.6% YoY. The coverage of consumer NPLs reached 339.6% in 3Q13.

Net provision for loan losses in the quarter increased 11.3% QoQ and decreased 19.2% YoY. The cost of credit reached 1.9% in 3Q13. By product, the evolution of net provision expense was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Commercial loans	(42,662)	(30,530)	(30,791)	38.6%	39.7%
Residential mortgage loans	(8,682)	(9,026)	(4,488)	93.4%	(3.8)%
Consumer loans	(45,135)	(47,099)	(84,180)	(46.4)%	(4.2)%
Net provisions for loan losses	(96,479)	(86,655)	(119,459)	(19.2)%	11.3%

Net provision expense in consumer loans, which represented 47% of total provision expense, decreased 4.2% QoQ and 46.4% YoY. Compared to 2Q13, the decline in consumer provision expense can be explained by the various actions taken to improve credit risk in the consumer lending. This includes focusing loan growth in the higher end of the consumer market, tightening admissions policies, improving the collections process and updating the consumer provisioning models (performed in 3Q12, which signified a one-time provision expense of Ch$24,753 million in said quarter).

The measures mentioned above have gradually resulted in an improvement of asset quality in consumer lending. Consumer NPLs decreased 11.0% QoQ and 25.6% YoY. The coverage of consumer NPLs reached 339.6% in 3Q13. At the same time, the amount of impaired consumer loans (consumer NPLs + renegotiated consumer loans) has evolved favorably. The ratio of impaired consumer loans to total consumer loans reached 10.3% as of September 2013 compared to 13.1% as of September 2012. This tends to be a leading indicator for the evolution of future charge-offs in this product. Better collection efforts led to an important rise in consumer loan loss recoveries. These increased 38.1% in 3Q13 compared to 3Q12.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	13
email: rmorenoh@santander.cl

Provision expense for mortgage residential loans decreased 3.8% QoQ and increased 93.4% YoY. The YoY increase was mainly due to higher charge-offs of mortgage loans that totaled Ch$6,655 million in 3Q13 compared to Ch$3,880 million in 3Q12. The charge-off ratio (mortgage loan charge-offs annualized divided by average mortgage loans) reached 0.5% compared to 0.3% in 3Q12. Mortgage NPLs have remained relatively stable during the last 12 months, as seen in the graph. Including collateral, the coverage of residential mortgage NPLs has improved to 115.2% as of September 2013.

*Total coverage ratio = Loan loss reserves plus mortgage collateral

We expect net provision expenses in mortgage lending to continue to rise, albeit remaining at low levels as a percentage of the total mortgage loan book, as the growth rate of the economy moderates. In response to this, the Bank has strengthened its admission policies for mortgage loans and has increased minimum loan-to-value requirements.

Provision expense in commercial loans increased 39.7% QoQ and 38.6% YoY. This increase was mainly due to: (i) the Bank lowered the risk rating of various clients in the middle-market segment, which signified approximately Ch$4 billion in higher provisions. This was not a sector specific phenomenon, but occurred among clients in various sectors; (ii) stronger loan growth that led to higher loan loss provisions as the Bank’s internal provisioning models recognize provisions when a loan is granted. Total commercial NPLs grew 3.7% QoQ while the commercial NPL ratio remained steady at 3.3%. The rise in NPLs was mainly due to a rise in NPLs of SME loans granted through various government guarantee program. The coverage ratio of commercial NPLs increased to 73.1% in 3Q13 compared to 72.4% in 2Q13.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	14
email: rmorenoh@santander.cl

NET FEE INCOME3

Fee income impacted by new regulations. The growth of the client base begins to accelerate

Fee Income	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Collection fees	10,839	11,471	14,816	(26.8)%	(5.5)%
Asset management	8,446	8,540	8,270	2.1%	(1.1)%
Credit, debit & ATM card fees	8,208	9,776	11,741	(30.1)%	(16.0)%
Insurance brokerage	8,005	8,081	8,670	(7.7)%	(0.9)%
Guarantees, pledges and other contingent operations	7,649	7,624	7,222	5.9%	0.3%
Checking accounts	6,920	6,948	7,143	(3.1)%	(0.4)%
Lines of credit	1,479	1,728	2,228	(33.6)%	(14.4)%
Fees from brokerage and custody of securities	1,266	1,647	2,353	(46.2)%	(23.1)%
Other Fees	2,119	2,329	960	120.7%	(9.0)%
Total fees	54,931	58,144	63,403	(13.4)%	(5.5)%

Net fee income decreased 5.5% QoQ and 13.4% YoY. This decline is mainly due to various changes in regulations adopted by the Bank in 2013. These new regulations mainly affected insurance brokerage, credit card, checking account and line of credit fees.

The Bank also continued to reduce its exposure to clients in the mass consumer segment. This in the short-term also affects fees, but positively affects provision expense and overall profitability in this segment.

As of September 3012, the Bank had 3.4 million clients. The launching of Santander Select, the investments made in the new CRM and the improvements in quality of service are beginning to produce an important acceleration in the growth rate of clients since 2Q13, as can be observed in the chart below.

3 In the quarter, the Bank reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable. (Please see Annex 3 for a complete proforma income statement).

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	15
email: rmorenoh@santander.cl

The amount of clients entering the Bank has nearly doubled since the beginning of the year. At the same time, the amount of clients exiting the Bank per month has fallen by approximately 55% in the same period. As a result, net client growth, which in the first quarter averaged approximately 16,000 clients, has doubled to approximately 32,000 clients per month. This should lead to a 7-8% client base growth in 2014, which in turn should fuel fee growth.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	16
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Lower rates drives results from financial transactions

Financial Transactions*	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Net income from financial operations	55,813	15,039	(19,161)	—%	271.1%
Foreign exchange profit (loss), net	(28,198)	18,214	38,383	—%	—%
Net results from financial transactions	27,615	33,253	19,222	43.7%	(17.0)%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$27,615 million in 3Q13, a decrease of 17.0% QoQ and a 43.7% YoY increase. In order to understand more clearly these line items, we present them by business area in the table below.

Financial Transactions	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Santander Global Connect[1]	10,469	10,965	9,467	10.6%	(4.5)%
Market-making	7,788	10,107	8,659	(10.1)%	(22.9)%
Client treasury services	18,257	21,071	18,126	0.7%	(13.4)%
Non-client treasury income	9,358	12,182	1,096	753.8%	(23.2)%
Net results from financial transactions	27,615	33,253	19,222	43.7%	(17.0)%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

In the quarter, market volatility decreased following a very volatile environment in 2Q13. This lowered the demand for hedging on behalf of our corporate and middle-market clients. This explains the 13.4% QoQ decrease in the Bank’s income from client treasury services, which still represented 66% of total financial transaction income.

Non-client treasury income totaled Ch$9,358 million in 3Q13. In 3Q13, Chilean interest rates continued to decline in line with expectations of rate cuts on behalf of the Central Bank. This had a positive effect on non-client treasury income even though the impact was lower than in 2Q13. The Bank also recognized a gain of Ch$1,583 million from the sale of charged-off loans in 3Q13.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	17
email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY4

Efficiency ratio improves to 39.8% in 3Q13. Cost growth flat QoQ

Operating Expenses	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Personnel expenses	(78,584)	(79,794)	(75,461)	4.1%	(1.5)%
Administrative expenses	(48,545)	(46,762)	(43,782)	10.9%	3.8%
Depreciation, amortization and impairment	(15,752)	(15,407)	(14,051)	12.1%	2.2%
Operating expenses	(142,881)	(141,963)	(133,294)	7.2%	0.6%
Branches	488	485	496	(1.6)%	0.6%
ATMS	1,915	1,972	1,966	(2.6)%	(2.9)%
Employees	11,626	11,558	11,692	(0.6)%	0.6%
Efficiency ratio[1]	39.8%	42.5%	41.9%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 3Q13 increased 0.6% QoQ as the Bank continues to wrap up its investment program in the Transformation Project. The efficiency ratio reached 39.8% in 3Q13 compared to 42.5% in 2Q13 and 41.9% in 3Q12.

The 7.2% YoY increase in operating expenses was mainly due to the 10.9% increase in administrative expenses. This rise was mainly due to higher investments in technology and systems as the Bank continued with its Transformation Projects aimed at enhancing productivity and client service in retail banking. The Bank also opened 3 branches in the quarter, while we accelerated a program to optimize the ATM network in order to lower security expenses. Going forward administrative expenses should grow at a slower pace as many of these projects are wrapping up.

The 4.1% YoY increase in personnel expenses in 3Q13 reflects an increase in variable incentives paid to commercial teams as the Bank has begun to grow at a more rapid pace, especially in the segments the Bank has targeted for growth. This was partially offset by a stable headcount level.

4 In the quarter, the Bank reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable. (Please see Annex 3 for a complete proforma income statement).

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	18
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES5

Other Income and Expenses	Quarter			Change %
(Ch$ million)	3Q13	2Q13	3Q12	3Q13 / 3Q12	3Q13 / 2Q13
Other operating income	4,112	7,188	8,074	(49.1)%	(42.8)%
Other operating expenses	(15,462)	(12,870)	(11,645)	32.8%	20.1%
Other operating income, net	(11,350)	(5,682)	(3,571)	217.8%	99.8%
Income from investments in other companies	345	667	143	141.3%	(48.3)%
Income tax expense	(18,417)	(20,293)	(12,296)	49.8%	(9.2)%
Effective tax rate	15.4%	19.1%	18.9%

Other operating income, net, totaled a loss of Ch$11,350 million in 3Q13. The higher loss compared to 2Q13 was mainly due to lower results from repossessed assets of Ch$3,190 million and lower recoveries of non-credit contingencies by Ch$3,412 million compared to 2Q13

The lower income tax rate in 3Q13 was mainly due to the rise in inflation rate in 3Q13 compared to both 2Q13 and 3Q12. Higher quarterly inflation compared to previous periods increases the tax loss from the revaluation of capital due to price level restatement. Below is a summary of our tax expense for the nine-month periods ended September 30, 2012 and 2013.

YTD tax expenses summarized (Ch$ million)	9M13	9M12	Var. (%)
Net income before taxes	321,898	324,093	(0.7)%
Price level restatement of capital[1]	(33,820)	(31,451)	7.5%
Net income before taxes adjusted for price level restatement	288,078	292,642	(1.6)%
Statutory Tax rate	20.0%	18.5%	8.1%
Income tax expense at statutory rate	(57,616)	(54,139)	6.4%
Tax benefits[2]	4,669	8,695	(46.3)%
Income tax	(52,947)	(45,444)	16.5%
Effective tax rate	16.4%	14.0%
1.	For tax purposes, Capital is readjusted by CPI inflation.
2.	Includes mainly tax credits from property taxes paid on leased assets

For the remainder of 2013 and 2014, the Bank should be paying an effective tax rate closer to 17-18%.

5 In the quarter, the Bank reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable. (Please see Annex 3 for a complete proforma income statement).

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	19
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies with no changes in 3Q13.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	20
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE

As of September 30, 2013

Ownership Structure:

ADR price6 (US$) 9M13

09/30/13:	26.29
Maximum (9M12):	30.59
Minimum (9M12):	21.56

Market Capitalization: US$12,386 million

P/E 12 month trailing*:	16.3
P/BV (09/30/13)**:	2.8
Dividend yield***:	3.7%

*	Price as of September 30, 2013 / 12mth. earnings
**	Price as of September 30, 2013 / Book value as of 09/30/13
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 9M13

US$ million

Local share price (Ch$) 9M13

09/30/13:	32.94
Maximum (9M12):	36.23
Minimum (9M12):	27.62

Dividends: Year paid	Ch$/share	% of previous year earnings
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%
2012:	1.39	60%
2013:	1.24	60%

6 On Oct. 22, 2012, the ratio of common share per ADR was changed from 1,039 shares per ADR to 400 shares per ADR.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	21
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Sep-13	Sep-13	Dec-12	Sept. 13/ Dec. 12
Assets	US$ths	Ch$ million		% Chg.

Cash and deposits in banks	3,206,770	1,618,457	1,250,414	29.4%
Cash items in process of collection	1,203,949	607,633	520,267	16.8%
Trading investment	249,519	125,932	338,287	(62.8)%
Investment under resale agreements	67,741	34,189	6,993	388.9%
Financial derivative contracts	2,535,108	1,279,469	1,293,212	(1.1)%
Interbank loans, net	286,685	144,690	90,527	59.8%
Loans and accounts receivables from customers, net	39,106,099	19,736,848	18,325,957	7.7%
Available for sale financial assets	3,304,848	1,667,957	1,826,158	(8.7)%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	19,417	9,800	7,614	28.7%
Intangible assets	129,085	65,149	87,347	(25.4)%
Property, plant, and equipment	320,610	161,812	162,214	(0.2)%
Current tax assets	2,661	1,343	10,227	(86.9)%
Deferred tax assets	364,185	183,804	186,407	(1.4)%
Other assets	809,107	408,356	655,217	(37.7)%
Total Assets	51,605,784	26,045,439	24,760,841	5.2%

	Sep-13	Sep-13	Dec-12	Sept. 13/ Dec. 12
Liabilities and Equity	US$ths	Ch$ million		% Chg.
Deposits and other demand liabilities	10,416,342	5,257,128	4,970,019	5.8%
Cash items in process of being cleared	773,273	390,271	284,953	37.0%
Obligations under repurchase agreements	770,668	388,956	304,117	27.9%
Time deposits and other time liabilities	19,200,254	9,690,368	9,112,213	6.3%
Financial derivative contracts	2,188,054	1,104,311	1,146,161	(3.7)%
Interbank borrowings	3,268,591	1,649,658	1,438,003	14.7%
Issued debt instruments	9,413,652	4,751,070	4,571,289	3.9%
Other financial liabilities	398,928	201,339	192,611	4.5%
Current taxes	369	186	525	(64.6)%
Deferred taxes	30,731	15,510	9,544	62.5%
Provisions	349,211	176,247	221,089	(20.3)%
Other liabilities	356,435	179,893	341,274	(47.3)%
Total Liabilities	47,166,508	23,804,937	22,591,798	5.4%

Attributable to the Bank's shareholders
Capital	1,766,006	891,303	891,303	0.0%
Reserves	2,240,860	1,130,962	975,460	15.9%
Accumulated other comprehensive income	6,515	3,288	(3,781)	(187.0)%
Retained Earnings:	371,629	187,561	271,796	(31.0)%
Retained earnings from prior years	-	-	-	—%
Income for the period	530,898	267,944	388,282	(31.0)%
Minus: Provision for mandatory dividends	(159,269)	(80,383)	(116,486)	(31.0)%
Total Shareholders' Equity	4,385,010	2,213,114	2,134,778	3.7%
Non-controlling interest	54,266	27,388	34,265	(20.1)%
Total Equity	4,439,276	2,240,502	2,169,043	3.3%
Total Liabilities and Equity	51,605,784	26,045,439	24,760,841	5.2%

In 2013, the Bank has reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	22
email: rmorenoh@santander.cl

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Sep-13	Sep-13	Sep-12	Sept '13 / Sept ´12
	US$ths.	Ch$ million		% Chg.

Interest income	2,686,891	1,356,074	1,366,035	(0.7)%
Interest expense	(1,135,964)	(573,321)	(606,292)	(5.4)%
Net interest income	1,550,927	782,753	759,743	3.0%
Fee and commission income	511,474	258,141	270,721	(4.6)%
Fee and commission expense	(167,317)	(84,445)	(75,385)	12.0%
Net fee and commission income	344,157	173,696	195,336	(11.1)%
Net income (loss) from financial operations (net trading income)	106,953	53,979	(32,941)	(263.9)%
Foreign exchange profit, net	57,759	29,151	97,106	(70.0)%
Total financial transactions, net	164,712	83,130	64,165	29.6%
Other operating income	31,443	15,869	15,128	4.9%
Net operating profit before provision for loan losses	2,091,239	1,055,448	1,034,372	2.0%
Provision for loan losses	(546,844)	(275,992)	(276,315)	(0.1)%
Net operating profit	1,544,395	779,456	758,057	2.8%
Personnel salaries and expenses	(455,540)	(229,911)	(223,115)	3.0%
Administrative expenses	(279,705)	(141,167)	(130,695)	8.0%
Depreciation and amortization	(92,384)	(46,626)	(40,321)	15.6%
Impairment	(422)	(213)	(88)	142.0%
Operating expenses	(828,051)	(417,917)	(394,219)	6.0%
Other operating expenses	(81,503)	(41,135)	(40,995)	0.3%
Total operating expenses	(909,554)	(459,052)	(435,214)	5.5%
Operating income	634,841	320,404	322,843	(0.8)%
Income from investments in associates and other companies	2,960	1,494	1,250	19.5%
Income before taxes	637,801	321,898	324,093	(0.7)%
Income tax expense	(104,908)	(52,947)	(45,444)	16.5%
NET INCOME	532,893	268,951	278,649	(3.5)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Non-controlling interest	1,995	1,007	3,843	(73.8)%
Net income attributable to shareholders	530,898	267,944	274,806	(2.5)%

In 2013, the Bank has reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	23
email: rmorenoh@santander.cl

ANNEX 3: PROFORMA QUARTERLY INCOME STATEMENTS

Unaudited Income Statement	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13

Interest income	502,833	455,980	407,222	524,918	425,797	413,671	516,606
Interest expense	(236,761)	(201,040)	(168,491)	(241,927)	(179,316)	(165,004)	(229,001)
Net interest income	266,072	254,940	238,731	282,991	246,481	248,667	287,605
Fee and commission income	90,935	90,956	88,830	89,747	87,540	85,996	84,605
Fee and commission expense	(24,287)	(25,671)	(25,427)	(27,395)	(26,919)	(27,852)	(29,674)
Net fee and commission income	66,648	65,285	63,403	62,352	60,621	58,144	54,931
Net income from financial operations (net trading income)	(34,196)	20,416	(19,161)	(31,138)	(16,873)	15,039	55,813
Foreign exchange profit, net	53,499	5,224	38,383	49,272	39,135	18,214	(28,198)
Total results from financial transactions, net	19,303	25,640	19,222	18,134	22,262	33,253	27,615
Other operating income	3,982	3,072	8,074	4,630	4,569	7,188	4,112
Net operating profit before provision for loan losses	356,005	348,937	329,430	368,107	333,933	347,252	374,263
Provision for loan losses	(78,281)	(78,575)	(119,459)	(90,387)	(92,858)	(86,655)	(96,479)
Net operating profit	277,724	270,362	209,971	277,720	241,075	260,597	277,784
Personnel salaries and expenses	(69,400)	(78,254)	(75,461)	(76,784)	(71,533)	(79,794)	(78,584)
Administrative expenses	(43,098)	(43,815)	(43,782)	(45,188)	(45,861)	(46,763)	(48,545)
Depreciation and amortization	(12,072)	(14,198)	(14,051)	(16,048)	(15,653)	(15,261)	(15,712)
Impairment	(54)	(34)	0	(2)	(27)	(146)	(40)
Operating expenses	(124,624)	(136,301)	(133,294)	(138,022)	(133,074)	(141,964)	(142,881)
Other operating expenses	(15,308)	(14,042)	(11,645)	(18,722)	(12,801)	(12,870)	(15,462)
Total operating expenses	(139,932)	(150,343)	(144,939)	(156,744)	(145,875)	(154,834)	(158,343)
Net operating income	137,792	120,019	65,032	120,976	95,200	105,763	119,441
Income from investments in associates and other companies	447	660	143	(983)	482	667	345
Net income before taxes	138,239	120,679	65,175	119,993	95,682	106,430	119,786
Income tax	(19,093)	(14,055)	(12,296)	(5,730)	(14,237)	(20,293)	(18,417)
Net income for the period	119,146	106,624	52,879	114,263	81,445	86,137	101,369
Net income attributable to:
Non-controlling interest	791	816	2,236	782	566	245	196
Net income attributable to shareholders	118,355	105,808	50,643	113,481	80,879	85,892	101,173

In 2013, the Bank has reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	23
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Sep-12	Dec-12	Mar-13	Jun-13	Sep-13
(Ch$ millions)
Loans
Consumer loans	3,039,998	3,115,477	3,165,550	3,266,648	3,423,558
Mortgage loans	5,208,217	5,271,581	5,309,837	5,355,978	5,465,600
Commercial loans	10,254,959	10,489,021	10,625,028	11,149,735	11,434,106
Total loans	18,503,174	18,876,079	19,100,415	19,772,361	20,323,264
Allowance for loan losses	(552,138)	(550,122)	(557,564)	(564,994)	(586,416)
Total loans, net of allowances	17,951,036	18,325,957	18,542,851	19,207,367	19,736,848

Loans by segment
Individuals	9,613,857	972,801	9,837,213	9,887,878	10,109,173
SMEs	2,745,928	2,836,695	2,860,666	3,066,396	3,168,804
Institutional lending	355,119	356,465	369,751	385,782	360,276
Companies	3,918,324	4,072,191	4,236,766	4,444,673	4,541,825
Corporate	1,874,749	1,851,127	1,806,957	1,992,933	2,153,343

Customer funds
Deposits and other demand liabilities	4,601,160	4,970,019	4,964,239	5,188,708	5,257,128
Time deposits and other time liabilities	9,487,610	9,112,213	9,151,110	9,426,328	9,690,368
Total deposits	14,088,770	14,082,232	14,115,349	14,615,036	14,947,496
Mutual funds (Off balance sheet)	3,080,130	2,713,776	3,112,174	3,134,760	3,093,053
Total customer funds	17,168,900	16,796,008	17,227,523	17,749,796	18,040,549
Loans / Deposits[1]	98.7%	101.6%	102.7%	103.3%	104.2%

Average balances
Avg. interest earning assets	20,410,407	20,762,771	20,923,043	21,215,426	21,799,669
Avg. loans	18,546,119	18,666,166	18,942,547	19,384,881	20,047,191
Avg. assets	25,106,544	24,995,250	24,843,979	25,564,757	26,112,158
Avg. demand deposits	4,598,283	4,716,789	5,020,202	5,224,278	5,173,559
Avg equity	2,042,449	2,101,616	2,159,903	2,141,449	2,175,459
Avg. free funds	6,640,732	6,818,405	7,180,106	7,365,726	7,349,018

Capitalization
Risk weighted assets	19,479,092	19,940,416	20,091,878	20,959,977	21,334,180
Tier I (Shareholders' equity)	2,058,231	2,134,778	2,194,025	2,136,835	2,213,114
Tier II	642,650	599,656	596,932	561,047	564,191
Regulatory capital	2,700,881	2,734,434	2,790,957	2,697,882	2,777,305
Tier I ratio	10.6%	10.7%	10.9%	10.2%	10.4%
BIS ratio	13.9%	13.7%	13.9%	12.9%	13.0%

Profitability & Efficiency
Net interest margin	4.7%	5.5%	4.7%	4.7%	5.3%
Efficiency ratio	41.9%	39.5%	41.4%	42.5%	39.8%
Avg. Free funds / interest earning assets	32.5%	32.8%	34.3%	34.7%	33.7%
Return on avg. equity	9.9%	21.7%	15.1%	16.1%	18.6%
Return on avg. assets	0.8%	1.8%	1.3%	1.3%	1.5%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	25
email: rmorenoh@santander.cl

	Sep-12	Dec-12	Mar-13	Jun-13	Sep-13
Asset quality
Non-performing loans (NPLs)[2]	561,730	597,767	612,379	618,917	618,419
Loan loss allowance[4]	552,138	550,122	557,564	564,994	586,416
NPLs / total loans	3.0%	3.2%	3.2%	3.1%	3.0%
Coverage of NPLs (Loan loss allowance / NPLs)	98.3%	92.0%	91.0%	91.3%	94.8%
Risk index (Loan loss allowances / Loans)[4]	3.0%	2.9%	2.9%	2.9%	2.9%
Cost of credit (prov. expense / loans)	2.6%	1.9%	1.9%	1.8%	1.9%

Network
Branches	496	499	497	485	488
ATMs	1,966	2,001	2,011	1,972	1,915
Employees	11,692	11,713	11,679	11,558	11,626

Market information (period-end)
Net income per share (Ch$)	0.27	0.60	0.43	0.46	0.54
Net income per ADR (US$)	0.23	0.50	0.36	0.36	0.43
Stock price	33.55	33.72	33.41	31.25	32.94
ADR price	28.2	28.49	28.47	24.45	26.29
Market capitalization (US$mn)	13,285	13,422	13,413	11,519	12,386
Shares outstanding (million)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)[5]	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[6]	-0.16%	1.11%	0.13%	-0.07%	1.04%
Central Bank monetary policy reference rate (nominal)	5.00%	5.00%	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.42%	2.45%	2.62%	2.38%	2.25%
Avg. 10 year Central Bank yield (nominal)	5.31%	5.48%	5.62%	5.21%	5.27%
Observed Exchange rate (Ch$/US$) (period-end)	470.48	478.6	472.54	503.86	502.97

1	Ratio = Loans - marketable securities / Time deposits + demand deposits
2	Capital + future interest of all loans with one installment 90 days or more overdue.
3	Total installments plus lines of credit more than 90 days overdue
4	Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index
5	The rato of ADRs per local shares was modified in Oct. 2012
6	Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	26
email: rmorenoh@santander.cl